                                DAVIS MALM &
                                D'AGOSTINE P.C.
                                 ATTORNEYS AT LAW

September 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Zitko Mail Stop 3561
RE:	Harbor Acquisition Corporation Amendment No. 6 to Preliminary Proxy Statement on Schedule 14A File No. 001-32688

Ladies and Gentlemen:

        On behalf of Harbor Acquisition Corporation ("Harbor"), there is herewith transmitted electronically for filing Amendment No. 6 to Harbor's preliminary proxy statement and the revised text of the proxy card. The amended preliminary proxy statement relates to Harbor's solicitation of proxies for a special meeting of stockholders to be held as soon as practicable in order to provide an opportunity for the Harbor stockholders to vote on the proposed acquisition by Harbor of Elmet Technologies, Inc. ("Elmet"). Subject to approval by the Harbor stockholders, Harbor proposes to acquire Elmet in accordance with the Stock Purchase Agreement dated October 17, 2006, as amended through August 31, 2007 (as so amended, the "stock purchase agreement"), among Elmet, the stockholders of Elmet, and Harbor.

        To assist in the staff's review of the amended preliminary proxy statement, Harbor is delivering to John Zitko of the Commission's staff three printed copies of the amended preliminary proxy statement and the revised text of the proxy card. Each of those copies is marked to show all changes from Amendment No. 4 to Harbor's preliminary proxy statement as filed with the Commission with an effective filing date of July 24, 2007. As discussed with Mr. Zitko by telephone on September 11, 2007, Amendment No. 6 to Harbor's preliminary proxy statement, as now being filed, includes certain disclosures which were omitted from Amendment No. 5 (as filed by EDGAR with an effective filing date of September 5, 2007) based upon a confidentiality request submitted by Harbor. Based on that telephone conversation on September 11, Harbor understands that the Commission's staff has not reviewed Amendment No. 5. Therefore, the marked copies of Amendment No. 6 show all changes

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which have been made since Amendment No. 4, and the responses set forth below in this letter pertain to the staff's comments on Amendment No. 4 which were contained in the comment letter thereon dated August 24, 2007 as described below.

        Harbor responds as described below to each of the comments in the letter dated August 24, 2007 (the "Comment Letter") from John Reynolds, Assistant Director. Each such comment and related response has the same number as in the Comment Letter, but the page numbers in the comments and the responses have been updated to the relevant page numbers in the amended preliminary proxy statement.

General

1.
We note your response to comment one from our letter dated July 12, 2007 and the additional disclosure on pages [39-40] and [76]. Please revise to indicate that you experienced a decrease in your non-GAAP numbers for the second quarter and first six months of 2007, as disclosed in your form 8-K filed on August 16, 2007.

        RESPONSE: In response to comment no. 13 below, the references to both "EBITDA" and "adjusted EBITDA" have been removed from the risk factor which commences at the bottom of page 39. Accordingly, that risk factor now addresses only the level of Elmet's sales revenues during the specified periods. In response to this comment and comment no. 17 below, the first and second full paragraphs on page 76 have been revised to also describe the decrease in Elmet's adjusted EBITDA for the six months of 2007 as compared to 2006, and the principal reasons for this decrease.

2.
We note your response to comment five from our letter dated July 12, 2007. We note that the revised procedures added to the fourth amendment of your proxy statement still result in additional burdens to electing to convert, including procedures and possible expenses associated with shares held in street name. We reissue prior comment five.

  Please advise us on what basis you believe the additional steps related to conversion are consistent with the disclosure set forth in the Form S-1.

        RESPONSE: Harbor respectfully submits that the conversion procedures now described under "Conversion Rights" on pages 54-55 do not impose any significant additional burdens or expenses on Harbor's stockholders who may elect to convert and that such procedures are consistent with the disclosure in Harbor's IPO prospectus. Furthermore, as more fully described below, Harbor respectfully submits that the conversion procedures for Harbor shares held in street name now described on pages 54-55 are the most effective and least costly manner of which Harbor is aware for accomplishing an objective which is in the best interests of all of Harbor's stockholders (including both those who wish the acquisition to be completed and those who wish to convert their shares into cash upon the closing), namely determining prior to the closing of the acquisition exactly how many shares are subject to valid conversion elections and therefore whether or not Harbor can properly close the acquisition. As also more fully described below, Harbor has also been advised by its transfer agent and proxy solicitation firm, which have been involved in a major portion of the transactions that have occurred to date involving other SPACs, that most (if not all) of Harbor's stockholders who may elect to convert their Harbor shares into cash want Harbor to establish and describe in Harbor's proxy statement the conversion procedures for Harbor shares held in street name which are now set forth on pages 54-55 of the proxy statement. This is because it is in those stockholders' interest to ensure, prior to the stockholders' meeting, that they have properly deposited their shares for conversion (along with any certifications appropriate to document that the requirements for conversion have been satisfied) with Harbor's transfer agent so that, if the acquisition is approved at the meeting and promptly closed thereafter (as now anticipated if Harbor's stockholders approve the acquisition at that meeting), those stockholders will promptly thereafter receive in cash the conversion payment for their shares.

        With respect to whether these conversion procedures impose any additional burden or cost on Harbor stockholders, Harbor and Continental Stock Transfer & Trust Company ("Continental"), Harbor's transfer agent, and Morrow & Co., Inc. ("Morrow"), Harbor's proxy solicitation firm, have inquired of approximately 15 banks and brokerage firms (including both full service and discount brokerage firms) which have been involved in conversion elections for other SPAC transactions and which now likely hold Harbor shares in street name for their respective customers. Such banks and full service brokerage firms have advised they do not charge their customers for complying with a SPAC's conversion procedures which involve electronic transfer of street name shares and delivering related certifications of the type now described in Harbor's proxy statement. However, certain of those discount brokerage firms have advised that they charge their customers a fee of $25 to $40 per conversion transaction for complying with such procedures (which fee therefore usually represents less than 1% of the market value of the shares being converted), but also that they charge their customers the same fee for processing any conversion, whether the delivery of the shares occurs in connection with the completion of an acquisition of a target business or the liquidation of the SPAC if the SPAC is not able to complete a business combination within the permitted time period. Except under one possible set of circumstances described in the response to comment no. 3 below, Harbor therefore believes there will be no additional burden or cost to any of its stockholders for complying with the conversion procedures now described on pages 54-55.

        With respect to the disclosure in Harbor's prospectus (in particular, pages 6 and 24 of that prospectus) of the conversion process, that description was appropriately brief and general in nature and did not address either the timing or specific details of the required deliveries, it being understood that Harbor's proxy statement for a potential acquisition would provide further information as to these matters at the appropriate time.

        As described in Harbor's IPO prospectus, Harbor will not be able to close the acquisition unless less than 20% of Harbor's total outstanding IPO shares are subject to valid conversion elections. Accordingly, it is vital from the standpoint of all of Harbor's stockholders that Harbor be able to accurately determine, prior to and not after the closing of the acquisition, exactly how many IPO shares are subject to valid conversion elections. As described on page 13 of the proxy statement, Harbor plans, if the Harbor stockholders approve the acquisition at the special meeting, to close the acquisition promptly following the special meeting, and therefore needs to know exactly how many IPO shares are subject to valid conversion claims by the time of the meeting. Unless Harbor can then accurately make that determination, there may be doubt as to whether the specified condition has been satisfied. Harbor believes such potential uncertainty is not in the best interests of either Harbor's stockholders who want the acquisition to be completed or those who may be opposed to the acquisition but want to convert their shares into cash upon the acquisition's closing and promptly thereafter receive payment for their shares.

        As described in the response to comment no. 6 in Harbor's response letter dated April 12, 2007, in order for shares to be subject to a valid conversion election, the stockholder electing conversion must have owned (either of record or beneficially) the shares on the record date, must vote against the acquisition, and must not sell the shares prior to the closing of the acquisition. For the reasons described in Harbor's response to that comment, determining whether all of these requirements have been satisfied could be difficult in the case of shares held in street name, and Harbor believes the procedures now set forth on pages 54-55 with respect to conversion of shares held in street name are the most efficient and cost effective method for making this determination. Harbor also notes that several other SPACs (such as Ad.Venture Partners, Inc.) which have recently completed their acquisitions of operating companies have required prior to their meetings electronic transfer of shares into the transfer agent's account at DTC and delivery of related certifications substantially identical to those described on pages 54-55.

        Continental, Harbor's transfer agent, and Morrow, Harbor's proxy solicitation firm, have been involved in a major portion of the transactions which have occurred to date including, among others, Ad.Ventures Partners, Inc. which completed its acquisition of an operating company on August 24, 2007 and used conversion procedures which are almost identical to those now described on pages 54-55 of Harbor's proxy statement. Continental and Morrow have advised Harbor that most (if not all) of Harbor's stockholders who may elect to convert their Harbor shares into cash want Harbor to establish and describe in Harbor's proxy statement those conversion procedures. This is because it is in those stockholders' interest to ensure they have validly deposited their Harbor shares for conversion (along with any certifications appropriate to document that the requirements for conversion have been satisfied) with Harbor's transfer agent prior to Harbor's stockholder meeting so that, if the acquisition is approved at the meeting and promptly closed thereafter (as now anticipated if Harbor's stockholders approve the acquisition at that meeting), those stockholders will promptly thereafter receive in cash the conversion payment for their shares.

        Accordingly, Harbor respectfully submits that the conversion procedures now described on pages 54-55 of the proxy statement do not impose any significant additional burdens on stockholders electing to convert and are consistent with Harbor's IPO prospectus. Furthermore, Harbor respectfully submits these procedures are in the best interest of all of Harbor's stockholders (including both those who want the acquisition to be completed and those who may be opposed to the acquisition and want to convert their shares into cash upon the acquisition's closing). Finally, based on the advice which Harbor has received from its transfer agent and proxy solicitation firm, which are experienced in SPAC transactions, Harbor understands that most (if not all) of Harbor's stockholders who may elect to convert their Harbor shares into cash want Harbor to establish and set forth in Harbor's proxy statement the procedures now described on pages 54-55 of the proxy statement.

3.
With respect to prior comments 11 and 12, please disclose all costs involved with the conversion procedures you are now proposing. As non-exclusive examples, tell us if it is likely that brokers, banks, or other institutions through which shareholders hold shares in street name will charge for electronically delivering shares to your transfer agent, or if shareholders would be charged by anyone if they electronically transfer their shares and later decide not to convert.

        RESPONSE: As described in the response to comment 2 above, the banks and brokerage firms which Harbor, Continental and Morrow have contacted have advised that there are either no costs, or no additional costs, to be incurred by Harbor stockholders in complying with the conversion procedures described on pages 54-55 of the proxy statement, subject to one possible exception. That exception could arise if a customer of a discount brokerage firm which charges a $25 to $40 fee for processing a conversion ultimately decides not to convert and the acquisition is successfully completed. That customer could therefore incur a $25 to $40 fee to his brokerage firm but would (at such stockholder's election) remain a stockholder of the combined company. However, Harbor respectfully submits that any such charge is minimal in amount and within the control of the stockholder, and that such stockholder would still in fact receive some benefit from the conversion procedures since the procedures will have assisted the closing of the combined company in which that stockholder has now decided to remain a continuing stockholder. Harbor also respectfully submits that the possibility that a small number of Harbor shareholders could potentially incur such costs must be compared to the much larger benefit to all of Harbor's stockholders (including stockholders who elect to convert) of the conversion procedures which will enable Harbor to determine accurately whether or not the acquisition can be properly closed and converting stockholders to be able to promptly receive their cash payments if the acquisition is approved at Harbor's stockholder meeting and the other conditions for closing the acquisition are then satisfied.

4.
We note your response to comments seven, eight and nine and revised disclosure on pages [11-12] and elsewhere. Please revise to clarify the nature and number of required documents. Can the instructions be included with the other written document so that shareholders only have to send one document? Is a certificate different from "instructions"? Does a "certificate" have to be notarized? Please revise accordingly. Can the documents be delivered electronically, by fax, or by email? By what date must the documents be received by the transfer agent? May the documents be handwritten if legible? Does a shareholder electing conversion have to contact her bank or brokerage firm? By what date must she do so?

  Also, with respect to each document's instructions to the transfer agent, please revise to provide the actual language that is required. The language should be set apart by quotation marks or brackets with spaces where the individual must add personal information and the number of shares.

        RESPONSE: The carryover paragraphs commencing at the bottom of pages 11 and 54 have been revised to describe in greater detail the procedures and documents which a stockholder wishing to exercise conversion rights must follow and deliver. As described in those paragraphs, the only document which is required (in addition to an electronic deposit of the street name shares into Continental's account at the Depository Trust Company) is a certificate from the bank or broker which is making the deposit. Harbor has obtained from Continental, Harbor's transfer agent, a sample form of certificate which Continental used in connection with the recently completed Ad.Venture Partners, Inc. acquisition which involved substantially identical procedures. That form has been attached as Annex G to the proxy statement, which (as described on pages 12 and 55) Harbor stockholders and their brokers or banks can use or modify as long as the certification delivered to Harbor's transfer agent provides basically the same information. As described in those paragraphs, that certificate does not need to be notarized, but the bank or broker providing that certificate should guarantee the signature of the person who is signing the certificate on its behalf. Harbor assumes that it is very unlikely a bank or broker would want to deliver the specified certificate in hand written form and therefore the specified disclosure does not address that possibility, but such a hand written certificate from the bank or broker would be acceptable as long as it is legible. As there described, the bank or broker should deliver that certificate to Continental by fax, mail or delivery service (and therefore not by e-mail) by the time and date specified in those paragraphs (which is the close of business on the day prior to the meeting date).

5.
We note your response to comment nine from our letter dated July 12, 2007. Please disclose, to the best of your knowledge, the approximate percentages of your shareholders that hold in "street name" and as record holders. It appears from your response that 100% hold shares in "street name." Explain how shareholders may determine the nature of their ownership in order to be sure to comply with the correct representations and actions. Also, briefly clarify the term "street name."

        RESPONSE: Additional disclosure has been added to the last full paragraph on page 11 and the second full paragraph on page 54 explaining what holding shares in "street name" means, how a Harbor stockholder may determine whether such holder's shares are held in street name, and how to comply with the procedures for conversion. As described in those paragraphs, Harbor's transfer agent has advised that all of Harbor's 13.8 million outstanding IPO shares were held in street name on August 27, the record date for Harbor's special meeting. The revised disclosure on these pages therefore states that all public stockholders who wish to exercise conversion rights will need to comply with the conversion procedures described in the carryover paragraphs commencing at the bottom of pages 11 and 54. In addition to Harbor's 13.8 million outstanding IPO shares, Harbor also has outstanding a total of 3.0 million shares of common stock which were issued prior to Harbor's IPO, and those 3.0 million shares were held of record on the record date by a total of 13 stockholders. However, those 3.0 million shares are not IPO shares and therefore do not have conversion rights.

Letter to Stockholders

6.
We note the discussion here and throughout your proxy of the annualized return on the initial $3.0 million invested by the funds affiliated with Harbor. Please revise in all locations to disclose such amounts in both real and annualized terms.

        RESPONSE: Each of the paragraphs in the proxy statement which describe the annualized return potentially to be realized if the acquisition is completed by the three investment funds with which certain of the Harbor directors and officers are affiliated (namely the second paragraph of the second page of the letter to stockholders, the carryover paragraphs which begin at the bottom of pages 5 and 25, and the first bullet points on pages 36, 97-98 and 190) now describe the total return (in cash and market value of Harbor shares to be received) in addition to the annualized percentage numbers.

7.
We note your response to comment 18 from our letter dated July 12, 2007. Revise to state when you expect profits distributions will be payable to such individuals.

        RESPONSE: Each of the paragraphs in the proxy statement which describes the potential "profits distributions" to those individuals (namely the first full paragraph on page 6, the first full bullet point on page 25, the carryover portion of the bullet point at the top of page 37, the first full paragraph on page 63, the first full bullet point on page 98, and the carryover portion of the bullet point at the top of page 191) have been revised to state that, based on the payments and distributions which New England Capital Partners, L.P. has paid to date to the SBA and its limited partners and the current estimated value of the fund's remaining investments, it is uncertain whether New England Capital Partners, L.P. will ever be able to pay any profits distributions to its general partner (and therefore indirectly to Messrs. Hanks, Dullum, Fitzpatrick and Young).

Questions and Answers About the Proposals, page 1

8.
Please revise to fill in the blanks in the answer to the question "Who will manage the acquired company?"

        RESPONSE: The blanks which previously appeared in the response to the specified question on pages 2-3 with respect to Harbor's future management have been completed.

9.
We note your response to comments 19 and 31 from our letter dated July 12, 2007. The [last] paragraph on page [four] and the [second] full paragraph on page [84] are confusing. Our comments sought disclosure of whether Harbor's board considered Elmet's significant level of debt in evaluating the proposed transaction. Based on your revised disclosure, it appears that the board did not consider Elmet's leveraged nature or compare it to the level of debt of comparable companies or other targets of Harbor. If this understanding is correct, please revise the summary, risk factors and page [84] to disclose that Harbor's board did not consider Elmet's significant level of debt in comparing the proposed transaction to any of Harbor's other acquisition targets or in weighing the factors relevant to its approval of the stock purchase agreement. Alternatively, if our understanding is incorrect, please revise to clearly explain the Harbor board's consideration of Elmet's extensive debt in analyzing Elmet's value, separate and distinct from any consideration of Harbor's trust funds or any valuation based on EBITDA, comparable company multiples, or other metric that does not take into account debt obligations.

        RESPONSE: The last paragraph on page four and the second full paragraph on page 84 have been revised to more clearly state that, in making their decisions to acquire Elmet and determining the price which Harbor would bid and ultimately agree to pay for Elmet, Harbor's special committee and full board of directors did not consider the level or repayment schedule of Elmet's outstanding debt, either directly or indirectly in comparison to other potential acquisition targets, and the reason why this was the case. As there stated, this reason was that Harbor and all other prospective bidders had been directed by Elmet's investment banker in charge of the auction not to take Elmet's existing debt into consideration but rather to submit a bid based only on the total "enterprise value" (consisting of the sum of both Elmet's equity and outstanding debt) which the bidder was willing to pay, and that Elmet's existing debt would not to be assumed by the buyer or left outstanding but rather repaid in full at the closing from funds which would otherwise be payable to Elmet's stockholders. That paragraph on page four now also more clearly states (as is also stated in the carryover paragraph which begins at the bottom of page 84) that, because Harbor's board was aware that a portion of Elmet's outstanding debt was held by three investment funds with which certain of Harbor's directors and officers are affiliated or had been incurred by Elmet in connection with Elmet's 2005 recapitalization (which benefited those funds along with Elmet's other stockholders), Elmet's outstanding debt was one of the factors which caused the Harbor board to decide in July 2006 to establish an independent committee composed of Harbor directors with no affiliation with Elmet to oversee Harbor's negotiations and consider any potential acquisition of Elmet. As described in a telephone conversation on August 28, 2007 which the undersigned and Andrew Myers of this firm had with Mr. Zitko, Harbor believes that the fact that Harbor will pay off (as part of the purchase price) all of Elmet's outstanding debt at the time of the closing does not create any risk for Harbor's stockholders, and therefore no risk factor has been added relating to the consideration by the Harbor special committee and full board of Elmet's existing debt.

10.
In connection with the preceding comment, we note your discussion on page [eight] and elsewhere that the personal financial interests that each of the five Harbor directors have in Elmet "will be essentially the same irrespective of whether Harbor or some other party acquires Elmet." Please revise here, page [71] and where appropriate to clarify that the special committee's "connections, affiliations or relationships" constitute an interest in the transaction that would not exist if Harbor had determined to acquire a company without such connections, affiliations or relationships.

        RESPONSE: Harbor respectfully notes that three of Harbor's six directors (rather than five of such directors as stated in this comment), plus two additional Harbor officers, had an affiliation with Elmet prior to the proposed transaction. Harbor also respectfully notes that the description on pages 8 and 71 of the "connections, affiliations and relationships" of its special committee was added in response to the staff's comment no. 2 from its letter dated May 10, 2007. The staff's request, and Harbor's description, of the "connections, affiliations and relationships," was purposefully broad in order to provide Harbor's stockholders with complete disclosure. Harbor respectfully submits that those connections, affiliations and relationships do not constitute an interest of the members of the special committee in the proposed transaction to acquire Elmet rather than any other operating company. This is because such members have no direct or indirect economic interest in an acquisition of Elmet which would be different than their interest in an acquisition by Harbor of any other operating company. The disclosure on pages 8 and 71 following the description of the connections, affiliation and relationships does refer to the "interest" that members of Harbor's special committee and the other members of its management team have in completing any transaction, which may be different than the interest of the public stockholders. Namely, that interest is that the Harbor securities owned by such persons would become worthless in the event no transaction (with either Elmet or any other operating company) is completed. In response to this comment, a sentence has been added on pages 8 and 71 to clarify that this interest would exist without regard to whether Harbor had chosen to acquire Elmet or an operating company other than Elmet.

11.
We note your response to comments 21 and 28, and revised disclosure on page[s] [65-66] and elsewhere. You state in your response that none of Harbor's directors, officers or advisors had any knowledge of plans relating to the sale of Elmet. We note that dates in the [carryover] paragraph on page[s 65-66] relating to Harbor affiliates' participation in Elmet's strategic planning and possible sale (including January 18, 2006, July 20, 2005, and December 2005) postdate Harbor's issuance of shares to founders in June 2005. We also note that any participation in Elmet meetings, as observers, attendees, or otherwise, between December 2005 and late April 2006 occurred prior to the time Harbor's Form S-1 was declared effective. Without limiting consideration to the dates on page[s 65-66], please revise to address what measures, if any, were taken by the individuals identified in the paragraph to ensure that their involvement in Elmet's activities was exclusively "in their capacity" as board members, investors, observers, or attendees of Elmet's activities, and not in any way in their capacity as insiders or parties interested in Harbor's SPAC.

        RESPONSE: Harbor has added disclosure as the first and second full paragraphs on page 67 in response to this comment. In addition, in response to this comment and a telephone conversation which the undersigned and Andrew Myers of this office had with Mr. John Zitko on August 28, 2007, Harbor has added a risk factor on page 39 to disclose the risk that certain of Harbor's stockholders might claim Harbor should have disclosed in its IPO prospectus the relationships which certain members of Harbor's management team had with Elmet prior to the completion of Harbor's IPO and their knowledge that Elmet had by then decided to explore a recapitalization or sale and that, if any such claims were brought, the potential adverse consequences to Harbor.

12.
We note your response to comments 22 and 25 from our letter dated July 12, 2007. Please revise to clarify how Mr. Jensen will "realize the benefits of the acquisition," and disclose in quantified terms on pages 2, [20], [33], and where appropriate the cash and equity consideration to be received by Mr. Jensen, who will continue as the combined company's CEO.

        RESPONSE: In response to this comment, additional disclosure, including quantified terms, has been added describing the consideration which Mr. Jensen will receive if the acquisition is completed on page 2 (in the response to the question "Who will manage the acquired company?), page 10 (as the last two paragraphs of the answer to the question "Why does the special committee of our board of directors and the full board believe the purchase price is reasonable and fair to our stockholders who are unaffiliated with Elmet?" which begins on page 8), page 45 (in the risk factor entitled "Elmet's business is dependent upon key personnel whose loss would adversely impact its business."), and page 85 (as the last two paragraphs of the section entitled "The Purchase Price for Elmet" that begins on page 78). Harbor has also reviewed the other locations in the proxy statement that this comment may be suggesting should include such disclosure, namely page 20 ("General Description of the Acquisition") and page 33 (the risk factor regarding Harbor's proposed new credit facility), as well as other areas of the proxy statement which might potentially be relevant. Harbor respectfully submits that disclosure in such other locations in the proxy statement of Mr. Jensen's potential receipt of consideration is not necessary or appropriate in light of the purpose of the disclosures contained in such other locations and that the specified disclosures about Mr. Jensen's potential interest which are now provided in the four sections of the proxy statement described above will provide full disclosure of this issue for the benefit of Harbor's stockholders.

Risk Factors, page [33]

13.
We note in reference to comment one your discussion of "adjusted EBITDA" and its improvement from 2005 to 2006 on page [39]. In previous comment letters we discussed the appropriate location in the document for discussion of non-GAAP measures. Please revise to remove reference to "adjusted EBITDA" from this area of the document or provide all of the disclosures required by Item 10(e) of Regulation S-K.

        RESPONSE: As described in the response to comment no. 1, all references to "EBITDA" and "adjusted EBITDA" have been removed from the risk factor which begins at the bottom of page 39.

14.
We note your response to comment 24 from our letter dated July 12, 2007 and the added disclosure on page[s 43-44]. Please disclose the amount of revenue that may be lost from the end of the arrangement with your "purchased products" supplier, along with the timeframe. Please disclose when the notice period with respect to the Philips agreement ends. In both cases, please disclose the amounts to be lost in both real and percentage terms.

        RESPONSE: In response to this comment, disclosure has been added to the carryover paragraph on pages 43-44, as well as in various other locations in the proxy statement including pages 140 and 151, to include the date on which the notice was delivered to Elmet and the date on which the notice period ends. The notice specified those products that Philips Lighting will no longer supply to Elmet at the end of the notice period. Elmet has informed Harbor, and Harbor supplementally informs the staff, that the entire arrangement with Philips Lighting as the purchase products supplier is not ending, but rather that Philips Lighting will cease delivering certain products as described in the notice. Disclosure has also been added to indicate the amount of sales in dollar and percentage terms that the products which are the subject of the notice (those that the supplier will stop supplying) represented for the year-ended December 31, 2006 and the six months ended July 1, 2007.

Background of the Acquisition, page [58]

15.
We note your response to comment 28 and the disclosure contained on pages [65-66]. Given the existence of Elmet's multiple connections to Harbor as a result of investor representatives, a mutual director, meeting attendees and observers, etc., please revise to address steps taken by Elmet, if any, to contact Harbor directly instead of through Bigelow.

        RESPONSE: Additional disclosure has been added to page 62 of the proxy statement to indicate that Bigelow contacted all potential investors in or acquirors of Elmet on Elmet's behalf. Elmet and Bigelow established an auction process that relied upon Bigelow being the point-person with all prospective investors and acquirors in order to minimize the distraction to Elmet's business and maximize the potential success of such an auction. Accordingly, Elmet did not contact Harbor or any other potential investor or acquiror as Elmet was looking to Bigelow to be both the initial and primary interface with potential investors or acquirors.

16.
It appears that the $90 million valuation you provide for the September 2005 recapitalization included funded debt. If you add the funded debt arranged for the proposed transaction with Harbor, it appears that the appropriate comparison to Elmet's current value would include all funded debt, which is significantly higher than the $124 to $152 million range of consideration for the proposed transaction. Please revise or advise.

        RESPONSE: For the reasons stated in the following two paragraphs, Harbor respectfully submits that (i) the $90 million valuation for Elmet which was assumed in connection with Elmet's September 2005 recapitalization is directly comparable to the consideration of between $124 million and $152 million which Harbor will pay (in cash and Harbor shares) for Elmet, as described in the carryover paragraph which begins at the bottom of the first page of the Harbor CEO's introductory letter and on pages 3-4 and 102 of the proxy statement, and (ii) Elmet's valuation should not be increased to reflect Harbor's debt for purposes of comparing the September 2005 valuation of Elmet and the current valuation of Elmet as specified in the stock purchase agreement.

        In connection with Elmet's 2005 recapitalization, Elmet was not being sold, but Elmet was redeeming approximately 9.6% (on a fully-diluted basis) of Elmet's then outstanding equity and, in order to determine the appropriate redemption price, Elmet and the holders of those warrants needed to agree on an "enterprise value" at which a potential purchaser would buy Elmet. Such enterprise value would include both the amount of Elmet's then outstanding debt and the residual payment which would be paid to the holders of Elmet's outstanding stock and warrants if Elmet were then being sold.

For purposes of Elmet's 2005 recapitalization, the relevant parties agreed that Elmet's enterprise value was $90.0 million, and subtracted from that amount the approximately $20.6 million of Elmet's then outstanding debt to derive a valuation of approximately $69.4 million for Elmet's stock and warrants (including the approximately $6.7 million which was then paid to the holders which then redeemed approximately 9.6% of Elmet's total outstanding equity as part of that recapitalization).

        In connection with Harbor's acquisition of Elmet, Harbor is paying (in cash and Harbor shares) a purchase price of approximately $124 to $152 million (depending primarily on the extent, if any, to which Harbor becomes obligated to pay the contingent consideration in the future). This purchase price represents the agreed upon "enterprise value" of Elmet, as determined by Elmet's auction process and the subsequent negotiations between Harbor and Elmet. Harbor will pay this price by paying off all of Elmet's outstanding debt at the time of the closing (approximately $29 million) and paying the balance (between approximately $95 million and $123 million) to Elmet's stock and warrant holders in the form of cash and Harbor shares. The debt which Harbor will incur at the time of the closing is simply the method by which Harbor will finance the payment of a portion of this purchase price and certain other liabilities which Harbor (rather than Elmet) will have at the time of the closing and the funding of cash reserves for working capital and other purposes. Accordingly, the new debt which Harbor will incur at the time of the closing does not affect the approximately $124 to $152 million which Harbor is paying for Elmet under the stock purchase agreement. That approximately $124 to $152 million purchase price provided under the stock purchase agreement is therefore the number that is comparable to the $90 million assumed enterprise value for Elmet which was used in connection with Elmet's 2005 recapitalization.

17.
We note your response to comment 30 and the disclosure added to page [76]. Please revise to clarify, without including quantitative details that your non-GAAP numbers decreased for the period ending June 30, 2007 compared to the same period in 2006.

        RESPONSE: The table on page 79 and the first and second full paragraphs on page 76 have been revised to clarify that Elmet's adjusted EBITDA of $8.3 million for the first six months of 2006 declined to $8.1 million for the first six months of 2007 and the principal reasons for this decline.

Fairness Opinion, page [88]

18.
We note your response to comment 34 from our letter dated July 12, 2007. Please revise page [74] to disclose, as indicated in the last paragraph of your response to comment 34, that Harbor believes that any inconsistencies which may now exist between current circumstances and the assumptions upon which the September 2006/October 2006 projections provided by Elmet are not sufficiently material to result in any significant risk to Harbor's stockholders.

        RESPONSE: The second full paragraph on page 74 has been revised to state that both Harbor's special committee and full board of directors believe that any inconsistencies which may now exist between current circumstances and the assumptions upon which Elmet management based its projections prepared in September and October 2006 are, when considered in light of all such other inconsistencies which may now exist, not sufficiently material to result in any significant risk to Harbor's stockholders.

Directors and Executive Officers, page [177]

19.
We note your response to comment 38 from our letter dated July 12, 2007 and reissue the comment. Please revise accordingly. The revised disclosure may be tailored to take into account Elmet's status as a smaller non-public company with compensation policies and procedures that may be less comprehensive than those of larger public companies.

        RESPONSE: In response to this comment, disclosure has been added on pages 143-147 through the addition of a new section entitled "Compensation of Elmet Management" which appears at the end of the section "Management" which begins on page 142. That new section discloses the historical executive compensation which Elmet has paid to its officers and provides a discussion and analysis of the compensation policies and objectives which the board of directors of Elmet, as a private company, has adopted in the past. The section entitled "Historical Executive Compensation" which appears on page 182 and describes the compensation which Harbor has paid to its officers and directors now includes a reference to the section described above which discloses the specified information about Elmet's management compensation.

        Disclosure regarding the employment arrangements for Harbor and Elmet that are anticipated to be in place following the closing of Harbor's proposed acquisition of Elmet is now set forth on pages 182-183 (in the section entitled "Anticipated Employment Arrangements for Certain Executive Officers"). Further, pages 183-184 of the proxy statement now include a discussion of the anticipated compensation policies for Harbor's directors (which will include Mr. Jensen) following the completion of the acquisition in the section entitled "Anticipated Director Compensation."

        Please contact either the undersigned or Andrew Myers of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Sincerely,
/s/ JOHN D. CHAMBLISS John D. Chambliss
cc:
Robert J. Hanks, Chief Executive Officer
Todd A. Fitzpatrick, Chief Accounting Officer
Andrew D. Myers, Esq.